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                               April 2, 2024

       Cong Qu
       Financial Director
       SUPER HI INTERNATIONAL HOLDING LTD.
       1 Paya Lebar Link, #09-04
       PLQ 1 Paya Lebar Quarter
       Singapore 408533

                                                        Re: SUPER HI
INTERNATIONAL HOLDING LTD.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted March 8,
2024
                                                            CIK No. 0001995306

       Dear Cong Qu:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       February 23, 2024 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       General

   1. We note your response to prior comment 6 and reissue it in part. Please further revise the relevant risk factor on
page 37 as well as the "Enforceability of Civil Liabilities" section to clearly identify the
executive officer who resides in mainland China.
 Cong Qu
FirstName
SUPER HI LastNameCong  Qu HOLDING LTD.
             INTERNATIONAL
Comapany
April       NameSUPER HI INTERNATIONAL HOLDING LTD.
       2, 2024
April 22, 2024 Page 2
Page
FirstName LastName
       Please contact Rucha Pandit at 202-551-6022 or Mara Ransom at 202-551-3264 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:      Dr. Mengyu Lu